BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings StreetVancouver,
     B.C. V6C 2W2

2.   Date of Material Change

      November 27, 2002

3.   Press Release

     A news release was issued in Vancouver, B.C. on November 27, 2002.

4.  Summary of Material Change

Imperial Metals Corporation (TSX:III) has entered into an agreement for the sale of its Silvertip property to Silver Standard Resources Inc. (TSX Venture:SSO). The purchase price is Cdn$1.2 million in cash plus 100,000 common shares of Silver Standard. Imperial retains a Right of First Offer in the event that Silver Standard decides to sell the Silvertip Property in the future.

5.  Full Description of Material Changes

      See attached news release.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of November, 2002

LINDA J. SUE
_________________________________
Linda J. Sue, Corporate Secretary

N E W S    R E L E A S E

    SILVER STANDARD TO PURCHASE SILVERTIP PROJECT IN BRITISH COLUMBIA

Vancouver (November 27, 2002) — Imperial Metals Corporation (TSX:III) has entered into an agreement for the sale of its Silvertip property to Silver Standard Resources Inc. (TSX Venture:SSO). The purchase price is Cdn$1.2 million in cash plus 100,000 common shares of Silver Standard. Imperial retains a Right of First Offer in the event that Silver Standard decides to sell the Silvertip Property in the future.

Silvertip is located in northern British Columbia approximately 85 km (50 miles) southwest of Watson Lake, Yukon Territory.

The transaction remains subject to regulatory approval.

For further information, contact:

Brian Kynoch, Senior Vice President Imperial Metals Corporation 580 Hornby Street, Suite 200 Vancouver, BC V6C 3B6 Tel: 604.669.8959 Email: info@imperialmetals.com	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com